Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the Non-Delaware Corporation first formed is the State of Nevada.

2.	The jurisdiction immediately prior to filing this Certificate is the State of Nevada.

3.	The date the Non-Delaware Corporation first formed is July 10, 2001.

4.	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Procera Networks, Inc.

5.	The name of the Corporation as set forth in the Certificate of Incorporation is Procera Networks, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on June 13, 2013.

PROCERA NETWORKS, INC., a Nevada corporation

By:	/s/ James F. Brear
Name:	James F. Brear
Title:	President and Chief Executive Officer